=============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                                RIO ALGOM LIMITED
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    766889109
                                 (CUSIP Number)

                                Kevin N. Thompson
                  Vice-President, Secretary and General Counsel
                                  Noranda Inc.
               P.O. Box 755, BCE Place, 181 Bay Street, Suite 4100
                            Toronto, Ontario M5J 2T3
                                 (416) 982-7475
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 2000
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 9 Pages)
================================================================================

------------------------------------------------                      ----------------------------------------------
CUSIP No. 766889109                                      13D                         Page 2 of 9 Pages
------------------------------------------------                      ----------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NORANDA INC.
--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                        (b) [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                             [ ]


--------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA
--------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                         5,406,038 SHARES
         SHARES          -------------------------------------------------------------------------------------------
     BENEFICIALLY        8      SHARED VOTING POWER
        OWNED BY                         NOT APPLICABLE
          EACH           -------------------------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
      PERSON WITH                        5,406,038 SHARES
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                         NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,406,038 SHARES
--------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.9%
--------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------------------------------------------

------------------------------------------------                      ----------------------------------------------
CUSIP No. 766889109                                      13D                         Page 3 of 9 Pages
------------------------------------------------                      ----------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          BRASCAN CORPORATION
--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                        (b) [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                             [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA
--------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                         NOT APPLICABLE
         SHARES          -------------------------------------------------------------------------------------------
     BENEFICIALLY        8      SHARED VOTING POWER
        OWNED BY                         NOT APPLICABLE
          EACH           -------------------------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
      PERSON WITH                        NOT APPLICABLE
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                         NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,406,038 SHARES HELD INDIRECTLY THROUGH ITS INTEREST IN ITS AFFILIATE, NORANDA INC.
--------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.9%
--------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------------------------------------------

------------------------------------------------                      ----------------------------------------------
CUSIP No. 766889109                                      13D                         Page 4 of 9 Pages
------------------------------------------------                      ----------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          EDPERPARTNERS LIMITED
--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                        (b) [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                             [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA
--------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                         NOT APPLICABLE
         SHARES          -------------------------------------------------------------------------------------------
     BENEFICIALLY        8      SHARED VOTING POWER
        OWNED BY                         NOT APPLICABLE
          EACH           -------------------------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
      PERSON WITH                        NOT APPLICABLE
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                         NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,406,038 SHARES HELD INDIRECTLY THROUGH ITS INTEREST IN ITS AFFILIATE, NORANDA INC.
--------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.9%
--------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------------------------------------------

----------------------------                      ------------------------------
CUSIP No. 766889109                     13D             Page 5 of 9 Pages
----------------------------                      ------------------------------


         This Amendment No. 3 to Schedule 13D, which was originally filed on April 24, 2000 (the "Original Schedule 13D") and amended on June 23, 2000 ("Amendment No. 1") and July 20, 2000 ("Amendment No. 2"), relating to the Common Shares of Rio Algom Limited ("Rio Algom"), a corporation incorporated under the laws of the Province of Ontario, Canada, is being filed by Noranda Inc. ("Noranda"), Brascan Corporation ("Brascan"), and EdperPartners Limited ("EdperPartners"), with Noranda, Brascan and EdperPartners being sometimes referred to hereinafter as the "Reporting Persons." Except as set forth in this Amendment No. 3, the information contained in the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, has not changed. All dollar amounts shown in this Amendment No. 3 are in Canadian dollars.

         This Amendment No. 3 relates to an unsolicited tender offer announced by Noranda to purchase all of the outstanding Common Shares of Rio Algom not currently owned by it, at a purchase price of $24.50 per share, without interest, upon the terms and conditions to be contained in the Offer and Circular and related Letter of Transmittal to be sent to the shareholders of Rio Algom (the "Offer"). The Offer will be effected by Noranda pursuant to Canadian law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds used by Noranda to purchase the Common Shares of Rio Algom purchased by it since the date of Amendment No. 2 (as listed in Item 5(c) below) was approximately $7.2 million. Noranda obtained such funds through the issuance of commercial paper. The notes mature within 365 days from the date of issuance. Noranda maintains unused committed term credit facilities and cash in amounts sufficient to meet payment at maturity of the aggregate principal amount and accrued interest on all outstanding notes.

         The total amount of funds required by Noranda to purchase all of the Common Shares of Rio Algom subject to the Offer will be approximately $1.5 billion. Noranda expects to fund the purchase price through a combination of cash on hand, borrowings under committed credit facilities and advances under the Agreement referred to below.

         Noranda has entered into an Agreement with Corporacion Nacional del Cobre de Chile ("Codelco"), dated August 22, 2000 (the "Agreement"), pursuant to which Noranda has agreed to sell to Codelco a 50% interest in Rio Algom's assets upon the close of an amalgamation of Rio Algom into Noranda for an aggregate price equal to one-half the amount paid by Noranda for the Common Shares of Rio Algom plus one-half of the value of Rio Algom's publicly issued debt assumed in the transaction. In the Agreement, Codelco has agreed to advance to Noranda 50% of the funds necessary to purchase the Common Shares of Rio Algom tendered pursuant to the Offer and 50% of the funds necessary to effect a compulsory acquisition or second stage amalgamation transaction. In connection with such advances, Noranda has agreed to pledge to Codelco 50% of the Common Shares of Rio Algom held by Noranda at the time of each advance.

--------------------------------                      --------------------------
CUSIP No. 766889109                    13D                Page 6 of 9 Pages
--------------------------------                      --------------------------


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the Offer is to enable Noranda to acquire the entire equity interest in Rio Algom not currently owned by it, and thereby to acquire control of Rio Algom.

         If at least 90% of the outstanding Common Shares of Rio Algom, on a fully diluted basis (excluding Common Shares of Rio Algom owned by Noranda on the date of the Offer) are validly tendered pursuant to the Offer, Noranda will invoke its statutory right of compulsory acquisition in accordance with the provisions of Section 188 of The Business Corporations Act (Ontario).

         If the Offer is successful and Noranda acquires at least two-thirds but less than 90% of the outstanding Common Shares of Rio Algom, Noranda will seek to hold as soon as practicable a meeting of Rio Algom's shareholders to vote upon an acquisition by Noranda of Rio Algom's remaining Common Shares through an amalgamation transaction in which Rio Algom becomes a wholly-owned subsidiary of Noranda and the remaining shareholders of Rio Algom receive the same consideration per share as was paid in the Offer.

         Noranda has agreed to sell a 50% interest in Rio Algom's assets upon the close of a compulsory acquisition or second stage amalgamation transaction to Codelco for an aggregate price equal to one-half the amount paid by Noranda for the Common Shares of Rio Algom plus one-half of the value of Rio Algom's publicly issued debt assumed in the transaction. Although Noranda has no current intention to sell any Common Shares of Rio Algom held by it or purchased pursuant to the Offer, it reserves the right, subject to applicable laws, to make sales or enter into agreements to make sales at any time after the expiration of the Offer.

         If the Offer is successful, Noranda will seek to cause Rio Algom's Board of Directors to be reconstituted with an equal number of nominees of Noranda and Codelco.

         Noranda and Codelco have agreed to jointly manage each of Rio Algom's copper assets. Noranda and Codelco have also agreed that they will, after the close of the transaction, endeavor to dispose of all of Rio Algom's non-copper assets in an orderly and expeditious manner, and that the proceeds of such dispositions will be divided equally between them.

         The purchase of Common Shares of Rio Algom by Noranda pursuant to the Offer, by reducing the number of shares outstanding, might cause Rio Algom to be de-listed from the Toronto Stock Exchange or the New York Stock Exchange. Such purchase might also allow Rio Algom to terminate its registration under the United States federal securities laws. If the Offer is successful, Noranda might seek to cause such de-listings and de-registrations. If a compulsory acquisition or second stage amalgamation transaction were to occur, Rio Algom's Common Shares would likely no longer trade on any public market or exchange or be subject to the reporting requirements of the United States federal securities laws.

----------------------------                         ---------------------------
CUSIP No. 766889109                       13D            Page 7 of 9 Pages
----------------------------                         ---------------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Noranda owns 5,406,038 Common Shares of Rio Algom, representing approximately 8.9% of the outstanding Common Shares of Rio Algom (based upon the 60,625,924 Common Shares reported as outstanding by Rio Algom in its Annual Report for its fiscal year ended December 31, 1999). Brascan and EdperPartners do not directly own any Common Shares of Rio Algom, but may be deemed to beneficially own the Common Shares of Rio Algom held by Noranda.

         (b) Noranda has the sole power to direct the vote and sole power to direct the disposition of all the Common Shares of Rio Algom held by it. The other Reporting Persons have the indirect power to direct the vote and to direct the disposition of the Common Shares of Rio Algom held by Noranda through their respective direct and/or indirect interests in Noranda.

         (c) Since the date of Amendment No. 2, Noranda made the following purchases of Common Shares of Rio Algom: 303,630 shares on July 21, 2000 at $17.50 per share; 65,700 shares on July 26, 2000 at $17.266 per share; and 43,900 shares on July 27, 2000 at $17.40 per share. Noranda made each of these purchases from a broker.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Agreement, Noranda has agreed to effect the Offer, a compulsory acquisition or second stage amalgamation transaction and an amalgamation of Rio Algom into Noranda and thereafter to sell a 50% interest in Rio Algom's assets to Codelco for an aggregate price equal to one-half the amount paid by Noranda for the Common Shares of Rio Algom plus one-half of the value of Rio Algom's publicly issued debt assumed in the transaction. In the Agreement, Codelco has agreed to advance to Noranda 50% of the funds necessary to complete the Offer and the compulsory acquisition or second stage amalgamation transaction, and Noranda has agreed to pledge to Codelco 50% of the Common Shares of Rio Algom held by Noranda at the time of each advance, as described in Item 3 above.

--------------------------                           ---------------------------
CUSIP No. 766889109                      13D              Page 8 of 9 Pages
--------------------------                           ---------------------------


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1     Press Release, dated August 22, 2000

         99.2 Agreement, dated August 22, 2000, by and between Noranda Inc. and Corporacion Nacional del Cobre de Chile (portions of which are subject to a request for confidential treatment, as noted in the Agreement)

         99.3     Offer and Circular*

         99.4     Letter of Transmittal*

         99.5     Notice of Guaranteed Delivery*

         99.6 Schedule of Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 1)

         99.7 Joint Filing Agreement Required by Rule 13d-1(k)(incorporated by reference to Exhibit 99.2 to the Original Schedule 13D)


* Noranda will file these documents at such time as they are completed and mailed to the shareholders of Rio Algom.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

August 25, 2000                             NORANDA INC.


                                            By: /s/ Aaron W. Regent
                                                -------------------------------
                                            Name:  Aaron W. Regent
                                            Title: Executive Vice-President,
                                            Chief Financial Officer


                                            EDPERPARTNERS LIMITED


                                            By: /s/ David W. Kerr
                                                -------------------------------
                                            Name:  David W. Kerr
                                            Title: Co-Chief Executive


                                            BRASCAN CORPORATION


                                            By: /s/ Jack L. Cockwell
                                                -------------------------------
                                            Name:  Jack L. Cockwell
                                            Title: President and Chief
                                            Executive Officer

[NORANDA LOGO]

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE



          NORANDA OFFERS TO ACQUIRE RIO ALGOM FOR CDN$1.5 BILLION CASH
      AT CLOSING, CODELCO TO PURCHASE 50% INTEREST IN ASSETS FROM NORANDA


TORONTO, AUGUST 22, 2000 - Noranda Inc. today announced that it will offer to acquire all of the outstanding common shares of Rio Algom Limited (TSE and NYSE:
ROM) for CDN$24.50 cash per common share, for a total consideration of CDN$1.5 billion. Noranda expects to mail its offer to the Rio Algom shareholders within the next 10 days. Rio Algom has approximately 60.6 million common shares outstanding, of which Noranda already owns approximately 9%.

HIGHLIGHTS
--------------------------------------------------------------------------------
     - Noranda will offer $24.50 per share cash for Rio Algom common shares, a 35% premium above its TSE closing price on August 21, 2000 of $18.10
     -    Completion of the acquisition will:
               -    Increase Noranda's copper production and copper reserves
               -    Complement Noranda's existing growth profile
               -    Raise Noranda's ownership in the Antamina project
               - Provide opportunity for integrating Rio Algom's Spence copper deposit with Noranda's Altonorte smelter in Chile
               - Strengthen relationship with Codelco, the world's largest copper producer
     - On closing, Noranda has agreed to sell Codelco a 50% interest in Rio Algom's assets


--------------------------------------------------------------------------------
Rio Algom is a Toronto-headquartered mining and metals distribution company that produced approximately 184,000 tonnes of copper in 1999. Its assets are located in Chile, Argentina, Peru, Canada and the United States.

Noranda's offer will be conditional upon, among other things, the acquisition of at least two-thirds of the outstanding common shares of Rio Algom, the receipt of regulatory approvals, and Rio Algom's board of directors waiving the application of its Shareholder Protection Rights Plan.

A COMPELLING OFFER TO RIO ALGOM COMMON SHAREHOLDERS
David W. Kerr, Noranda's President and Chief Executive Officer, commented: "We believe that this is a compelling offer for the Rio Algom shareholders. In particular, it provides Rio Algom common shareholders with the following important benefits:

[LOGO]

     - A premium of 35% over its TSE closing price on August 21, 2000 of $18.10 per share; and,

     -    An opportunity to receive immediate liquidity for their investment."

AGREEMENT WITH CODELCO
In a separate agreement, Noranda has agreed to sell to Corporacion Nacional del Cobre (Codelco) a 50% interest in Rio Algom's assets, immediately upon closing and at the same effective price paid by Noranda. The two companies will jointly manage the assets. Codelco, 100%-owned by the Chilean State, is the world's largest copper producer and controls approximately 20% of the world's proven and probable copper reserves. In 1999, it produced 1.6 million tonnes or approximately 16% of world copper production.

"Noranda already has a long-standing relationship with Codelco which this transaction will further solidify. It will help Noranda to share risk, realize operational synergies to maximize the value of its assets and may lead to other opportunities," Kerr added.

Mr. Juan Villarzu R., Codelco's Executive President, stated: "This transaction adds to Codelco's existing portfolio of long-life, high-quality assets and executes on our previously announced intention of expanding internationally. Furthermore, the location of several of Rio Algom's assets in the southern hemisphere provides Codelco with the opportunity to achieve significant synergies with our existing operations." He added that: "Noranda is a well-established international mining and metals company with growing interests in Latin America. We look forward to completing this transaction given the complementary nature of Noranda's and Codelco's respective copper strategies."

A PORTFOLIO OF COPPER ASSETS TO SUSTAIN NORANDA'S GROWTH PROFILE
"This acquisition represents an attractive investment opportunity for Noranda. It fits with our strategy to increase our exposure to long-life and low-cost base-metal mining assets," Kerr said. "It will also generate meaningful synergies, increase mineral reserves and complement Noranda's existing growth profile with its major projects either nearing completion or well on track."

- Cerro Colorado - Rio Algom's wholly-owned copper mine, Cerro Colorado, is located in northern Chile. The mine produced 220 million pounds of copper cathodes in 1999 through a copper leach SX-EW operation. Total reserves were 194.2 million tonnes grading 1.0% copper at January 1, 2000.

- Antamina -- Noranda is already an owner along with Rio Algom, Teck Corporation and Mitsubishi Corporation of the Antamina copper/zinc mine project in Peru which, when completed in 2001, will be the largest copper/zinc mine in the world. Each of Noranda and

[LOGO]

     Rio Algom own 33.75% of the project. Through this transaction, Noranda will increase its effective interest in Antamina to 50.6% and will gain access to an additional 83 million tonnes of copper reserves at an average copper equivalent grade of 1.7%.

- Spence -- The undeveloped Spence copper deposit is estimated to contain 398 million tonnes of copper reserves with an average grade of 1.0%. It is located in northern Chile, near Noranda's Altonorte copper smelter. If operated on an integrated basis, capital investment, operating cost savings and revenue enhancements can be achieved.

- Alumbrera - Rio Algom has a 25% interest in the Alumbrera open-pit copper/gold mine in Argentina. Rio's share of the mine's reserves amounts to 110.5 million tonnes with an average copper grade of 0.53%.

- Highland Valley Copper - Rio Algom has a 33.6% interest in the Highland Valley copper mine in British Columbia. Rio Algom's share of the mine's reserves is 130 million tonnes with an average copper grade of 0.417%.

The acquisition of Rio Algom would increase Noranda's annual copper mine production from approximately 250,000 tonnes to 500,000 tonnes by 2005. In addition, Noranda's copper reserves would immediately increase by approximately 73% and help to better balance its copper mining and metallurgical assets.

OTHER RIO ALGOM NON-COPPER ASSETS
Rio Algom also owns a variety of other assets, including wholly-owned Rio Algom Metals Distribution (RAMD), a distributor of stainless steel and aluminum in North America; 100% of a uranium mining operation in Wyoming and New Mexico; and 29% of Bullmoose Coal, located in British Columbia.

FINANCING
The total value of the transaction, including debt, is estimated to be approximately $2.6 billion. Noranda is expected to fund its share of the purchase price from cash on hand and committed credit facilities.

STRATEGY FOCUSED ON INCREASED RETURNS
"Noranda's strategy is to combine ownership of low-cost base-metal mines with our industry-leading metallurgical technologies to deliver superior returns to common shareholders. This will position Noranda as a premier base-metal producer and provide meaningful benefits for our shareholders."

[LOGO]

The information relating to Rio Algom in this press release has been taken from Rio Algom's public disclosure documents. Once mailed to Rio Algom shareholders, Noranda's circular will be posted on its website at: www.noranda.com and available by contacting Noranda at 1-888-551-5485.

NORANDA INC. is a leading international mining and metals company with more than 30 mining and metallurgical operations and projects under development in eight countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulfuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 17,000 people. It is listed on The Toronto Stock Exchange (NOR).

CODELCO is the world's largest producer of copper -- producing 1.6 million mft in 1999, or approximately 16% of the western world's copper production -- and is one of the world's lowest-cost copper producers. Codelco controls approximately 20% of the world's known copper reserves and is also the world's second largest producer of molybdenum.

THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT REFLECT THE CURRENT VIEWS AND/OR EXPECTATIONS OF NORANDA INC. WITH RESPECT TO ITS PERFORMANCE, BUSINESS AND FUTURE EVENTS. SUCH STATEMENTS ARE SUBJECT TO A NUMBER OF RISKS, UNCERTAINTIES AND ASSUMPTIONS. ACTUAL RESULTS AND EVENTS MAY VARY SIGNIFICANTLY.

                                    -- 30 --

For more information:
NORANDA (www.noranda.com):

Mr. Aaron Regent                                          Mr. Denis Couture

Executive Vice-President and Chief Financial Officer      Vice-President, Public Affairs and Communications
416-982-7271                                              416-982-7020
regenta@noranda.com                                       coutured@noranda.com
-------------------                                       --------------------


CODELCO (www.codelco.com):


Mr. Ivan Badilla

Coordinator of Communications
011-562-690-3221

         THIS AGREEMENT (as it may be amended from time to time, this "Agreement") is made as of August 22, 2000.

B E T W E E N:

                  CORPORACION NACIONAL DEL COBRE DE CHILE, a corporation existing under the laws of Chile

                  (hereinafter referred to "C")

                                     - and -

                  NORANDA INC., a corporation existing under the laws of Canada

                  (hereinafter referred to as "N")

         WHEREAS the parties wish to enter into this Agreement to set out the arrangements agreed between them with respect to a proposed takeover bid by N for Rio Algom Limited, a corporation existing under the laws of Canada (the "Target"), and the subsequent reorganisation and management of the assets of the Target.

         NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:


                                    ARTICLE I


                              PROPOSED TRANSACTION
                              --------------------

1.1      ACQUISITION OF THE TARGET
         -------------------------

         N currently owns 8.9% of the total outstanding common shares of the Target and will offer to acquire all of the remaining outstanding common shares of the Target by way of (a) a takeover bid (the "Bid") and (b) if less than 100% of the outstanding common shares shall have been acquired pursuant to the Bid, a corporate compulsory acquisition or, if necessary, a second stage "squeeze-out" amalgamation transaction (any such transaction or acquisition being a "Follow-up Transaction"). A common share of the Target is hereinafter referred to as a "Share".

1.2      FINANCING OF THE ACQUISITION OF SHARES
         --------------------------------------

         1.2.1 Subject to and in accordance with the terms of this Agreement, N will sell to C (or, at the option of C, one or more of its subsidiaries) and C will purchase (or, at its option, will cause its subsidiary or subsidiaries to purchase), in accordance with Article IV hereof, the interest in each of the assets of the Target set forth in Schedule I hereto plus a one-half interest in each of the Target's other assets (including tax benefits), other than the Initially Excluded Assets (as defined in section 4.2 hereof). The assets shall be transferred by N to C (or, at C's option, one or more subsidiaries of C) pursuant to an instrument or instruments of transfer reflecting the terms and conditions set forth in this Agreement and other customary terms.

         1.2.2 C commits to advance (or to cause a subsidiary to advance) to N 50% of the Acquisition Costs (as defined in section 1.2.5 hereof) incurred by N in acquiring Shares in accordance with this Agreement (the "Acquisition Financing"). The Acquisition Financing shall be provided in two tranches. The first tranche shall be advanced at the completion of the Bid and shall be in an amount equal to 50% of (i) the Acquisition Costs of the Shares tendered and acquired by N in the Bid and the Shares held by N on the date of this Agreement and (ii) the Acquisition Costs of any 5.5% Convertible Unsecured Subordinated Debentures due February 1, 2007 of the Target (the "Convertible Debentures) acquired at such time. The second tranche shall be advanced upon completion of the Follow-up Transaction and shall be in an amount equal to 50% of the Acquisition Costs of the Shares acquired in such transaction.

         1.2.3 The advances contemplated by section 1.2.2 ("Advances") shall be made in Canadian dollars, shall bear no interest and shall be evidenced by a promissory note or promissory notes and an agreement reflecting the terms and conditions set forth in this Agreement and other customary terms. As a condition to each Advance, N shall ensure that C (or its subsidiary, as the case may be) receives a first priority, perfected security interest (the "Pledge") in 50% of the Shares and Convertible Debentures held by N at the time of (a) in the case of the first Advance, the completion of the Bid and (b) in the case of the second Advance, the consummation of the Follow-up Transaction (the "Collateral"). The Pledge shall secure N's obligations in respect of the Advances and under this Agreement and shall entitle C to vote the Shares and Convertible Debentures included as part of the Collateral. The Pledge shall be evidenced by a pledge agreement reflecting the terms and conditions set forth in this Agreement and other customary terms.

         1.2.4 The Advances shall be required to be repaid in full by N on the earlier of (a) the date on which the amalgamation of the Target with N as required by section 1.3 hereof occurs and (b) ninety (90) days following the completion of the Bid, unless the parties otherwise agree. A breach by N of any representation, warranty, covenant or other agreement set forth herein or in any other agreement entered into between N and C (or any of C's subsidiaries) in connection herewith shall constitute an event of default under the terms of the Advances which shall entitle C (or its subsidiary, as the case may be) to exercise any and all of its remedies with respect to the Pledge and the Advances.

         1.2.5 For all purposes of this Agreement, the "Acquisition Cost" of any Share or Convertible Debenture acquired by N shall mean
                  (a) in the case of any Share, the purchase price per Share acquired in or during the pendency of the Bid and (b) in the case of any Convertible Debenture, the purchase price for such Convertible Debentures.

1.3      POST-ACQUISITION ARRANGEMENTS
         -----------------------------

         Upon successfully completing the acquisition of all of the outstanding Shares of the Target, N will, as expeditiously as possible but in no event later than ninety (90) days following the completion of the Bid, unless the parties shall otherwise agree, amalgamate the Target with N and immediately following and on the same day as such amalgamation transfer to C (or, at C's option, one or more subsidiaries of C), in accordance with Article IV hereof, the interest in each of the assets of the Target set forth in Schedule I hereto plus a one-half interest in each of the Target's other assets (including tax benefits), except for the Initially Excluded Assets.


                                   ARTICLE II


                                 THE ACQUISITION
                                 ---------------

2.1      CONDUCT OF THE BID AND THE FOLLOW-UP TRANSACTION
         ------------------------------------------------

         2.1.1 The purchase price per share offered by N in the Bid shall be Cdn.$24.50. The making of the Bid and the conduct of any Follow-up Transaction by N, including the timing and specific terms and conditions of the Bid and any Follow-up Transaction (and including any amendments or modifications thereto, or waivers of a condition thereof), shall be subject to the prior written approval of C, in order to preserve C's right to acquire interests in the assets of the Target in accordance with Article IV hereof. The Bid and any Follow-up Transaction shall be made in compliance with applicable Canadian and U.S. securities and other laws.

         2.1.2 Notwithstanding clause 2.1.1, N shall have the right, without the prior written approval of C, to extend the expiration date of the Bid for such period or periods as may be required to satisfy the conditions set forth in paragraphs (a), (b), (d) or (e) of Schedule II hereto; provided that N shall not be permitted to extend the expiration date of the Bid beyond December 31, 2000 without the prior written approval of C.

2.2      STRUCTURE
         ---------

         2.2.1 The Bid will be conducted by N itself and not by a subsidiary of N, unless the parties shall otherwise agree.

         2.2.2 The Bid shall be designed and conducted to eliminate non-tendered Shares through a Follow-up Transaction.

         2.2.3 It is the express intention of the parties that N be able to, and N will endeavor to, obtain an increase to fair market value in the tax cost of all capital property (other than depreciable property) of the Target upon the amalgamation of the Target with N.

2.3      CONSIDERATION
         -------------

         The consideration offered for the Shares under the Bid and any Follow-up Transaction shall consist solely of cash.

2.4      CONDITIONS TO THE BID
         ---------------------

         The Bid shall contain and be subject to the conditions substantially as set forth in Schedule II hereto. To the extent that the satisfaction of any such condition depends upon the sole judgment of N, N shall not, without the consent of C, determine that such condition has been satisfied.

2.5      REPRESENTATIVES
         ---------------

         Each party shall nominate two representatives who together (but not separately) shall be empowered to bind that party for all purposes under this Agreement until such time as such party notifies the other party of a replacement of one or both of its representatives.

2.6      EXPENSES
         --------

         All agreed joint expenses of the Bid shall be borne by the parties in equal amounts. All expenses set forth in Schedule III hereto shall be for the account of the party that incurred such expenses.

2.7      PRE-BID EVENTS
         --------------

         Each party will notify the other party promptly upon becoming aware of any material, unanticipated transaction or event relating to or affecting the Target. If any such event or transaction occurs and becomes known to the parties after the announcement of the Bid and prior to its mailing (a "Pre-Bid Event"), then C and N shall promptly consult with each other regarding the prospective Bid and the proposed terms and conditions thereof. If at the end of the seven-day period following the date that they became aware of the Pre-Bid Event, N wishes to proceed with the Bid on terms and conditions that C does not wish to approve or N does not wish to proceed with the Bid (or does not wish to proceed on the basis of terms and conditions that C is willing to approve), then either party will have the right to terminate this Agreement upon written notice to the other party. The parties acknowledge and agree that a Pre-Bid Event may include, but is not limited to, an alternative bid by a third party or the Target or a competing alternative transaction (a "Third-Party Bid") or a change that has or is reasonably likely to have a material adverse effect on the structure, business, affairs, operations, financial condition, liabilities or prospects of the Target or its assets.

2.8      POST-BID EVENTS
         ---------------

         If an event occurs during the course of the Bid which would (a) relieve N from a legal obligation to take up and pay for Shares tendered in the Bid or
(b) require an improvement to the economic terms of the Bid to make it competitive with a Third-Party Bid (a "Post-Bid Event"), then C and N shall promptly consult with each other regarding whether or not any amendments or waivers should be made or given with respect to the terms and conditions of the Bid. If, at the end of the seven-day period following the date that they became aware of the Post-Bid Event, the parties have not agreed to the terms of any such amendment or waiver, then either party will have the right to terminate this Agreement upon written notice to the other party.

2.9      OPTION FOLLOWING TERMINATION
         ----------------------------

         2.9.1 If, within 90 days following the termination of this Agreement as a result of a Third-Party Bid pursuant to section 2.7 or 2.8, N or C acquires, either alone or with any third party pursuant to an agreement similar to this Agreement, 100% of the Shares or all of the assets of the Target, such party (the "Acquiring Party") shall, subject to all required consents and regulatory approvals and the completion of the amalgamation of the Target, offer to the other party (the "Non-Acquiring Party") (a) one-half of the interest that the Acquiring Party has acquired (the "Spence Interest") in Compania Minera Riochilex S.A. (the "Spence project") and (b) one-half of the interest that the Acquiring Party has acquired (the "Antamina Interest") in the holding company for Compania Minera Antamina S.A. (the "Antamina project") for an all-cash Canadian dollar purchase price (the "Purchase Price") equal to (x) the Spence Interest or the Antamina Interest, as the case may be, multiplied by (y) the final Canadian dollar value (the "Final Valuation") to be determined for the Target's total interest in the Spence project or the Antamina project, as the case may be, pursuant to the valuation procedure set forth in Schedule IV hereto; PROVIDED that (I) if the Final Valuation for the Target's total interest in the Spence project is less than [confidential treatment requested] it shall be deemed to be equal to [confidential treatment requested] and if it is more than [confidential treatment requested] it shall be deemed to be equal to [confidential treatment requested] and (II) if the Final Valuation for the Target's total interest in the Antamina project is less than [confidential treatment requested] it shall be deemed to be equal to [confidential treatment requested] and if it is more than [confidential treatment requested] it shall be deemed to be equal to [confidential treatment requested].

         2.9.2 The Non-Acquiring Party shall have the right, for a period of not more than 30 days following the offer described in section
                  2.9.1 (the "Valuation Request Period"), to make a written request for a valuation of the Spence project, the Antamina project or both (the "Valuation Request"). The parties shall thereafter complete such valuation or valuations, in the manner described in Schedule IV. After completion of the valuation or valuations, the Non-Acquiring Party shall have an additional 30 days (the "Acquisition Notice Period") in which to notify the Acquiring Party of its election to acquire the Spence Interest, the Antamina Interest, or both, at the Purchase Price determined for such asset or assets (the "Acquisition Notice"). If the Non-Acquiring Party delivers the Acquisition Notice within the Acquisition Notice Period, the parties shall, subject to all required consents and regulatory approvals and the completion of the amalgamation of the Target, complete the purchase and sale of the relevant assets as soon as practicable following the date of the Acquisition Notice. If the Non-Acquiring Party fails to make a Valuation Request for a particular asset within the Valuation Request Period or fails to deliver an Acquisition Notice for such asset within the Acquisition Notice Period, the Acquiring Party shall have no further obligations with respect to such asset. Prior to the transfer of any asset pursuant to this section 2.9, the parties shall enter into a shareholders' agreement or shareholders' agreements containing the terms set forth in Schedule VII hereto with respect to such asset and such other terms as may be agreed between the parties.

         2.9.3 During the 90-day period following the termination of this Agreement as a result of a Third-Party Bid pursuant to section
                  2.7 or 2.8, the terminating party shall not make any bid for, or enter into any competing transaction involving, the Target with the third-party offeror in such Third-Party Bid.

         2.9.4 The parties agree that so long as the Acquiring Party acquires at least 50% of the assets of the Target in a transaction contemplated by section 2.9.1, (a) the Spence Interest shall not be less than 25% of the Spence project and (b) the Antamina Interest shall not be less than 8.4375% of the Antamina project.

2.10     TERMINATION OF AGREEMENT
         ------------------------

         2.10.1 Notwithstanding any other provision of this Agreement, if (i) the Bid has not been mailed on or before November 7, 2000 for any reason or (ii) the Bid has not been completed on or before December 31, 2000 for any reason, then, subject to Section 7.1 hereof, this Agreement will terminate without any further action being required on the part of either party unless otherwise agreed between the parties.

         2.10.2 Notwithstanding any other provision of this Agreement, if either party is in breach in any material respect of any representation, warranty, covenant or other agreement under this Agreement or any other agreement entered into between the parties and/or any of their affiliates in connection with this Agreement, then, subject to Section 7.1 hereof, the other party will have the right to terminate this Agreement upon written notice to the breaching party.

2.11     USE OF BID MATERIALS
         --------------------

         In the event of termination of this Agreement, either party shall be permitted to make use of any materials, information, advice or documents prepared or received by it or the other party or by the parties jointly as part of or pursuant to the planning or implementation of the Bid, provided that such party shall, except as may be required by applicable law, including in connection with a subsequent bid by such party for the Target, keep confidential any information relating exclusively to the other party or the Target in accordance with Section 5.1


                                   ARTICLE III


                 POST-BID OWNERSHIP AND MANAGEMENT OF THE TARGET
                 -----------------------------------------------

3.1      TRANSITIONAL ARRANGEMENTS
         -------------------------

         3.1.1 On the date that N obtains control of the Target or as soon as practicable thereafter, N shall cause the Board of Directors of the Target to be reconstituted with an equal number of nominees of C and N (the "New Board"). The New Board will meet as often as may be necessary during the period following the date on which N obtains control of the Target until the successful implementation of the permanent arrangements described in Section 4 (the "Transitional Period"). N shall not permit the Target to take any action without the consent of at least one of the Directors nominated by C.

         3.1.2 Each of the parties agrees to exercise all voting rights and use its best efforts to cause its nominees to the New Board to act at all times to further the provisions of and the principles set forth in this Agreement to the fullest extent possible. Each of the parties acknowledges and agrees that it is responsible for ensuring that its nominees to the New Board abide by the high standard of corporate conduct and governance expected by and currently in place at both C and N.

         3.1.3 The key issues during the Transitional Period for which the New Board shall have primary responsibility (the "Transitional Issues") shall include the following:

                  (a) completion of the acquisition of the remaining Shares of the Target not tendered under the Bid;

                  (b) making decisions with respect to the assets of the Target pending implementation of the permanent arrangements described in Section 4 hereof, including decisions with respect to capital expenditures and the exercise of rights and privileges as owner or part owner of such assets;

                  (c) dealing with existing public and non-public debt obligations of the Target and its status as a Canadian public company;

                  (d) dealing with management and employee issues and managing the Target's pension fund; and

                  (e)      banking, cash management and funding requirements.

         3.1.4 Notwithstanding that the New Board will have ultimate responsibility for the Transitional Issues, day-to-day management during the Transitional Period shall be conducted by a small team comprised of an equal number of nominees of C and N.

         3.1.5 Each of the parties acknowledges and agrees that for so long as the Target remains a public company, it will use its best efforts to ensure that the Target complies with all applicable public company reporting, filing and other similar requirements.


                                   ARTICLE IV


                             PERMANENT ARRANGEMENTS
                             ----------------------

4.1      ACKNOWLEDGED INTENTIONS
         -----------------------

         4.1.1 C and N acknowledge and agree that they shall proceed to implement the permanent arrangements set forth herein in a manner which maximises the long-term benefits to both C and N of their ownership of the assets of the Target.

         4.1.2 The parties shall consult with each other regarding, and complete, the restructuring of the ownership of the Target's assets contemplated by this Article IV so as to minimize costs, including taxes, to C and N wherever possible and to maximize the amount of financing that each party can obtain, at its option, at the level of its assets of the Target. Without limiting the generality of the foregoing, it is the express intention of the parties, and N will endeavor to ensure, that C's interest in the non-Canadian assets of the Target may be held outside of Canada.

4.2      TRANSFER OF INITIAL INTERESTS IN TARGET'S ASSETS TO C
         -----------------------------------------------------

         4.2.1 Immediately following and on the same day as the amalgamation of the Target with N (which amalgamation shall occur as expeditiously as possible but in no event later than the ninetieth (90th) day following the completion of the Bid, unless the parties otherwise agree), N shall effect such transfers to C (or at C's option, one or more of its subsidiaries) resulting in C (or such subsidiary or subsidiaries) owning the interests in each of the assets of the Target identified in Schedule I and one-half of all other assets of the Target (including tax benefits), except for the assets set forth in Schedule V (the "Initially Excluded Assets"), together with the equivalent percentage of all liabilities associated with such transferred assets. The total purchase price for the interests in such assets shall be equal to (a) one-half of the value of the then-outstanding public debt of the Target to be assumed by N in connection with the amalgamation as set forth on Schedule VI (the "Debt Amount") PLUS (b) the aggregate amount outstanding under the Advances In consideration of, and subject to, the completion of the transfers contemplated by the first sentence of this section 4.2.1, (I) C shall pay to N the Canadian dollar amount equal to the Debt Amount and (II) the parties shall set off off outstanding amount of the Advances against the balance of the purchase price. The parties shall agree on the allocation of the purchase price among the transferred assets.

         4.2.2 Notwithstanding the foregoing, N shall not be permitted to consummate the amalgamation of the Target with N, and C shall not be obligated to release the Pledge, unless and until C shall be satisfied (in its sole discretion) that the transfers contemplated by section 4.2.1 will occur immediately following and on the same day as the amalgamation.

         4.2.3 The parties acknowledge and agree that they shall, prior to the amalgamation of the Target with N, enter into a shareholders' agreement as owners of interests in the Target's assets (or, if the parties so determine or if necessary to implement the terms of such agreement, separate shareholders' agreements or other arrangements for each asset), the principal terms of which are set forth in Schedule VII (the "Shareholders' Agreement"). The parties shall as soon as possible following the date of this Agreement, and subject to
                  Article V hereof, share with one another all information, whether or not confidential, in such party's possession with regard to any assets of the Target to be transferred hereunder.

4.3      TRANSFER OF INITIALLY EXCLUDED ASSETS
         -------------------------------------

         4.3.1 The parties shall cooperate and use their reasonable best efforts to ensure that, as soon as practicable following the amalgamation of the Target with N, N shall effect such transfers to C (or, at C's option, one or more of its subsidiaries) resulting in C (or such subsidiary or subsidiaries) owning one-half of the Target's interest in each of the Initially Excluded Assets. To the extent that the Target's interest in an Initially Excluded Assets is held in a special purpose vehicle organized outside of Canada, N shall continue to hold such asset in such special purpose vehicle and N will endeavor to transfer 50% of its interest in such special purpose vehicle to C. If N is permitted to and does transfer to C (or at C's option, such subsidiary or subsidiaries) (a) one-half of the Target's interest in the Antamina project within two years following the date of the amalgamation of the Target with N (the "Amalgamation Date"), then C shall transfer to N a 20% interest in Compania Minera Cerro Colorado Limitada (the "Cerro Colorado project"), (b) one-half of the Target's interest in Minera Alumbrera Limited (the "Alumbrera project") within 180 days following the Amalgamation Date, then C shall transfer to N a 5% interest in the Cerro Colorado project and (c) one-half of the Target's interest in Highland Valley Copper (the "Highland Valley project") within 180 days following the Amalgamation Date, then C shall transfer to N a 7% interest in the Cerro Colorado project. Such assets shall be transferred, to C and to N, in the manner described in section 4.3.4.

         4.3.2 If on the 181st day following the Amalgamation Date, N has not transferred to C or its subsidiaries (or such transfer would result in C or its subsidiaries having a diminution in voting or other rights in such interest) (a) one-half of the Target's interest in the Alumbrera project or (b) one-half of the Target's interest in the Highland Valley project, then N shall sell, in a manner acceptable to C, 100% of the Target's interest in such asset or assets in a BONA FIDE, arms'-length transaction for cash at the highest price offered at such time. Upon receipt by C (or, at its option, one of its subsidiaries) of 50% of the net proceeds of such sale, C shall transfer to N, in the manner described in section 4.3.4, (i) in the case of the Target's interest in the Alumbrera project, a 5% interest in the Cerro Colorado project and (ii) in the case of the Target's interest in the Highland Valley project, a 7% interest in the Cerro Colorado project.

         4.3.3 If prior to the second anniversary of the Amalgamation Date, N has not transferred to C or its subsidiaries one-half of the Target's interest in the Antamina project, then the parties shall have no further obligations to one another with respect to the Antamina project pursuant to this section 4; provided that if N has been unable to transfer to C one-half of the Target's interest in the Antamina project solely as a result of restrictions placed by the Government of Peru on the ownership of the Antamina project, then N shall have the option, exercisable only during the 30-day period following the second anniversary of the Amalgamation Date, to acquire from C, in the manner described in section 4.3.4, a 20% interest in the Cerro Colorado project for an all-cash Canadian dollar purchase price equal to [confidential treatment requested] of the sum of (x) the total equity value (on a fully diluted basis taking into account all outstanding options on the Shares of the Target) based on the Acquisition Cost of the Shares and
                  (y) Cdn.$800 million.

         4.3.4 The transfer of an interest in an Initially Excluded Asset by N to C or one of its subsidiaries, and the transfer of any interest in the Cerro Colorado project by C to N, shall be made pursuant to an instrument or instruments of transfer reflecting the terms and conditions set forth in this Agreement and other customary terms. Prior to such transfer, the parties shall amend the Shareholders' Agreement to include such Initially Excluded Asset or shall enter into a separate shareholders' agreement for such Initially Excluded Asset with the same terms as the Shareholders' Agreement. The interests in such assets shall be transferred with the equivalent percentage of all associated liabilities. On the date of any such transfer, the transferee shall reimburse the transferor for the U.S. dollar equivalent amount of the sum of all cash capital contributions and investments made in respect of the interest being transferred (with each such contribution and investment converted into U.S. dollars at the exchange rate in effect at the time of such contribution or investment) from the Amalgamation Date through the transfer date plus interest on any such amounts accruing at a rate per annum equal to three-month LIBOR plus 2.0% (reset and compounded quarterly on the first business day of each calendar quarter), and the transferor shall account to the transferee for the U.S. dollar equivalent amount of any amount of cash received (after deduction of all allocable taxes and expenses) by the transferor (with each such amount converted into U.S. dollars at the exchange rate in effect at the time of the receipt of such cash) as a result of owning such interest prior to the transfer date plus interest on any such amounts accruing at a rate per annum equal to three-month LIBOR plus 2.0% (reset and compounded quarterly on the first business day of each calendar quarter). For greater clarity, upon the transfer of any interest in accordance with this section 4.3, the parties shall endeavor to place one another in the same economic position with respect to such interest as if the transferee had owned, and the transferor had not owned, such interest from the Amalgamation Date through the transfer date.

         4.3.5 For so long as transfers are contemplated under this Article IV but have not occurred, (a) the parties shall keep each other fully informed regarding the Cerro Colorado project and the projects relating to the Initially Excluded Assets and (b) N shall not take any action, and C shall not take any action with respect to the Cerro Colorado project, that would have an adverse effect on the rights, interests, obligations or liabilities of the other party with respect to any such project upon completion of such transfer. In addition, prior to the transfer of an interest in the Antamina project, N shall have complied with the provisions set forth under "Voting and Other Rights in Antamina" in Schedule VII hereto.

4.4      INDEMNITY
         ---------

         4.4.1 The parties acknowledge and agree that, except as otherwise set forth herein, each of them is responsible for 50% of the obligations and liabilities of the Target and further agree that they shall, prior to the completion of the Bid, enter into an indemnity agreement to further evidence such responsibility which, for greater certainty, shall include all expenses, losses, costs, claims, actions, damages, penalties or liabilities incurred by N or C, as the case may be, including taxes, as a result of:

                  (i) the Amalgamation and the assumption by N, as a matter of law, of all liabilities and obligations of the Target;

                  (ii) the ownership by N of the Target, the security interest held by C in Shares of the Target and the exercise by C and N of rights with respect to the voting of Shares in and appointment of directors of the Target commencing upon completion of the Bid through the amalgamation of the Target with N; and

                  (iii) any breach by the other party of this Agreement or any other agreement or instrument entered into by the parties in connection herewith.

                  Notwithstanding the foregoing, the aforementioned indemnity agreement shall not include indemnification for: (A) any expenses that are to be borne by each party under section 2.6 hereof, (B) any obligations and liabilities in respect of the debt instruments set forth on Schedule VI hereto, (C) any liabilities and obligations associated with any of the assets set forth in Schedules I and V hereto.

         4.4.2 The indemnity agreement to be entered into by the parties shall provide, among other things, for (a) an exclusion for liabilities and/or obligations if and to the extent that such liabilities and/or obligations arose as a result of a failure by the indemnified party to comply with this Agreement or any of the other agreements entered into by the parties in connection herewith or a failure by it to use reasonable best efforts to avoid or otherwise mitigate the loss resulting from any such liabilities or obligations, (b) indemnification obligations to be net of any insurance or other third party recoveries, (c) requirements for reasonably detailed and prompt disclosure of claims, (d) a process providing for joint control of the defense and settlement of third party claims and an obligation of the parties to cooperate and share information in respect of the defense of any claim, (e) interest on amounts owing to an indemnified party, (f) a right of set-off between the parties, (g) sharing of tax or other refunds or recoveries with respect to any indemnified amount, and (h) a right of subrogation by the indemnifying party in respect of any third-party claims relating to the indemnified liability.

         4.4.3 Liabilities and obligations associated with assets of the Target which are transferred to C pursuant to the terms of
                  Article IV shall be governed from the time of such transfer by the terms of the documentation effecting such transfer. Liabilities and obligations associated with assets that remain the property of N shall remain liabilities and obligations of N, and shall not be subject to any indemnity by C.


                                    ARTICLE V


                                 CONFIDENTIALITY
                                 ---------------

5.1      GENERAL
         -------

         The parties acknowledge that each party has provided and may provide the other party with access to information, plans, proposals, reports, data and materials ("Information") relating to such party and its affairs (collectively "Confidential Information"). The term "Confidential Information" does not include Information which: (i) was already in the possession of either party or its advisors prior to its disclosure pursuant to this Agreement, (ii) becomes generally available to the public other than as a result of a disclosure by the relevant party or its directors, officers, employees or agents or (iii) becomes available to such party on a non-confidential basis from a source other than the other party. Each party agrees that, except as otherwise specifically provided herein, it shall keep all Confidential Information provided to it by the other party strictly confidential and shall not disclose such Confidential Information to any person other than such of its directors, officers, employees and agents as require such Confidential Information in connection with the transactions contemplated by this Agreement. Each party shall take all reasonable steps to minimize the risk of disclosure of the Confidential Information, by ensuring that:

                  (a) it restricts access to the Confidential Information to those persons in its organization who are essential to the implementation of the transactions contemplated by this Agreement, and instructing and requiring such person to keep the Confidential Information confidential;

                  (b) it provides proper and secure storage for written Confidential Information; and

                  (c) it does not make, permit or cause to be made unnecessary copies of the Confidential Information.

5.2      RETURN OF INFORMATION
         ---------------------

         Upon the termination of this Agreement, Confidential Information disclosed by one party to the other shall be returned to it immediately upon request.

5.3      DISCLOSURE REQUIRED BY LAW
         --------------------------

         Notwithstanding anything contained herein, either party may disclose any Confidential Information if, in the opinion of the disclosing party's legal counsel:

                  (a) such disclosure is legally required to be made in a judicial, administrative or governmental proceeding, or

                  (b) such disclosure is legally required to be made pursuant to the rules or regulations of a securities commission, stock exchange or similar authority applicable to the disclosing party, including in connection with a bid by the disclosing party for the Target.

         Prior to any disclosure of Confidential Information under this Section, the disclosing party shall, except in the case of a bid by the disclosing party for the Target, give the other party at least 10 (ten) days' prior written notice (unless less time is permitted for disclosure by such rules, regulations or proceedings) and, in making such disclosure, the disclosing party shall disclose only that portion of the Confidential Information required to be disclosed and shall take all reasonable steps to preserve the confidentiality thereof, including, without limitation, obtaining protective orders and supporting the other party in intervention in any such proceeding.


                                   ARTICLE VI


                         REPRESENTATIONS AND WARRANTIES
                         ------------------------------

6.1      REPRESENTATIONS AND WARRANTIES OF N
         -----------------------------------

         6.1.1 N has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Province of Ontario, and has full corporate power and authority to own, lease and operate its assets, properties and business and to carry on its business as now being and as heretofore conducted.

         6.1.2 N has all requisite corporate power and authority to enter into and perform all of its obligations hereunder, and N is duly authorized to execute, deliver and perform this Agreement; this Agreement has been duly executed by N, is a valid and binding agreement of N, and is enforceable against N in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, receivership or other similar laws applicable to creditors' rights and other equitable remedies.

         6.1.3 The execution, delivery and performance by N of this Agreement do not violate or conflict with or result in a breach of or constitute (or with notice or lapse of time or both would constitute) a default under (i) N's constituent documents,
                  (ii) any indenture, mortgage, bond, license, lease, permit, loan agreement or other agreement to which N is a party or by which N or any of its subsidiaries or properties is bound or
                  (iii) any law, rule, regulation, judgment, decree or order of any court applicable to or affecting the business or operations of N or any of its subsidiaries.

         6.1.4 As of the date of this Agreement, N is the beneficial owner of Shares representing 8.9% of the total outstanding Shares of the Target. The average purchase price for all such Shares by N was not less than the purchase price per Share in the Bid as set forth in section 2.1.1.

         6.1.5 Except for Trilon Securities Corporation and CIBC World Markets, whose fees shall be paid by N, no broker, finder or investment or commercial banker is or will be entitled to any broker's or finder's or similar fee or commission in connection with the Bid or the transactions contemplated by this Agreement from N.

         6.1.6 N has financing (excluding obligations of C under this Agreement) sufficient to fund one-half of the sum of the Acquisition Costs of Shares to be acquired in the Bid and in any Follow-up Transaction, and has obtained from Trilon Financial Corporation a financing commitment for such purpose. N has provided to C a true and complete copy of such financing commitment, such financing commitment remains in full force and effect and N has no reason to believe that the conditions to such financing commitment will not be satisfied.

6.2      REPRESENTATIONS AND WARRANTIES OF C
         -----------------------------------

         6.2.1 C has been duly incorporated and is validly existing as a corporation under the laws of Chile, and has full corporate power and authority to own, lease and operate its assets, properties and business and to carry on its business as now being and as heretofore conducted.

         6.2.2 C has all requisite corporate power and authority to enter into and perform all of its obligations hereunder, and C is duly authorized to execute, deliver and perform this Agreement; this Agreement has been duly executed by C, is a valid and binding agreement of C, and is enforceable against C in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, receivership or other similar laws applicable to creditors' rights and other equitable remedies.

         6.2.3 The execution, delivery and performance by C of this Agreement do not violate or conflict with or result in a breach of or constitute (or with notice or lapse of time or both would constitute) a default under (i) C's constituent documents,
                  (ii) any indenture, mortgage, bond, license, lease, permit, loan agreement or other agreement to which C is a party or by which C or any of its subsidiaries or properties is bound or
                  (iii) any law, rule, regulation, judgment, decree or order of any court applicable to or affecting the business or operations of C or any of its subsidiaries.

         6.2.4 As of the date of this Agreement, C does not own any Shares of the Target.

         6.2.5 Except for Morgan Stanley Dean Witter, whose fees shall be paid by C, no broker, finder or investment or commercial banker is or will be entitled to any broker's or finder's or similar fee or commission in connection with the Bid or the transactions contemplated by this Agreement from C.

         6.2.6 C has financing sufficient to fund its obligations under this Agreement, and has obtained from Morgan Stanley Senior Funding, Inc. a financing commitment for such purpose. C has provided to N a true and complete copy of such financing commitment, such financing commitment remains in full force and effect and C has no reason to believe that the conditions to such financing commitment will not be satisfied.


                                   ARTICLE VII


                               GENERAL PROVISIONS
                               ------------------

7.1      TERM OF AGREEMENT
         -----------------

         Subject to earlier termination pursuant to subsections 2.7, 2.8 or 2.10, this Agreement shall continue until the transactions contemplated herein have been consummated. Upon a termination of this Agreement, the parties shall cease to have any obligations or liabilities hereunder other than (a) any obligations or liabilities that arose as a result of a breach of this Agreement prior to or in connection with the termination and (b) any obligations under
Article V, Section 2.6 and Section 2.9 hereof.

7.2      NO PARTNERSHIP OR AGENCY
         ------------------------

         Nothing in this Agreement shall be deemed in any way or for any purpose to constitute either party to this Agreement a partner or agent of the other party.

7.3      ENTIRE AGREEMENT
         ----------------

         This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and replaces all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties pertaining thereto. There are no conditions, representations, warranties or other agreements between the parties in connection with the subject matter of this Agreement, whether oral or written, express or implied, statutory or otherwise, except as specifically set out in this Agreement.

7.4      AMENDMENT AND WAIVER
         --------------------

         This Agreement may be amended or supplemented from time to time by instrument in writing executed by both parties. Any waiver of a default by either party to this Agreement in the observance or the performance of any part of this Agreement must be in writing and shall not extend to or be taken in any manner to affect any other default.

7.5      DELIVERY OF DOCUMENTS AND NOTICE
         --------------------------------

         Any notice, request, demand and other communication under this Agreement must be in writing and be furnished, given or delivered, by way of personal delivery (including courier) or fax to the other party at its address or fax number set out below:

         To Napa Inc.

                  181 Bay Street, Suite 4100
                  PO Box 755, BCE Place
                  Toronto, Ontario
                  Canada M5J 2T3

                  Attention: Aaron Regent
                  Fax No:    001 416 982 7490

         To Cabernet

                  Huerfanos 1270 Floor 6
                  P.O. Box 150-D
                  Santiago, Chile

                  Attention:  Mario Espinoza Duran
                  Fax No:     011 56 2 690 3289

         Any notice or other communication so given shall be deemed to have been given and received on the day of delivery if delivered, or on the day of faxing, provided that such day is a business day in the place of receipt and such notice or other communication is so delivered, faxed or sent before 4:30 p.m. (local time) on such day. Otherwise, such notice or communication shall be deemed to have been given and received on the next following business day. Any such notice or other communication given in any other manner shall be deemed to have been given and received only upon actual receipt. Either party may from time to time change its address under this section by notice to the other party given in the manner provided by this section.

7.6      TIME OF ESSENCE
         ---------------

         Time shall be of the essence of this Agreement in all respects.

7.7      SEVERABILITY
         ------------

         If one or more of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect under any law, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected or impaired. Each provision of this Agreement is declared to be separate and distinct.

7.8      GOVERNING LAW
         -------------

         This Agreement is governed by the laws of the Province of Ontario and the laws of Canada applicable therein. Each party attorns to the nonexclusive jurisdiction of the courts of the Province of Ontario in connection with the enforcement of this Agreement.

7.9      FURTHER ASSURANCES
         ------------------

         Each party shall from time to time take any and all steps, and execute, acknowledge and deliver any other and further deeds, documents, instruments and assurances as may be necessary to give full force and effect to the purpose and intent of this Agreement.

7.10     NO ASSIGNMENT
         -------------

         Except as otherwise expressly provided herein, this Agreement (including any interest in this Agreement) and the rights of any party to this Agreement may not be assigned or made the subject of any trust in favour of any person without the prior written consent of all other parties hereto.

7.11     INUREMENT
         ---------

         This Agreement shall inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

7.12     EXECUTION IN COUNTERPARTS
         -------------------------

         This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same Agreement executed either in original or faxed form and the parties adopt any signatures by a receiving fax machine as original signatures of the parties; provided, however, that any party providing its signature in such manner shall promptly forward to the other parties an original of the signed copy of this Agreement which was so faxed.

7.13     SPECIFIC PERFORMANCE
         --------------------

         The parties hereto acknowledge and agree that irreparable damage would occur and that the parties hereto would not have an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specifications or otherwise breached. It is accordingly agreed that the parties shall be entitled to, and each hereby consents to, the entry of an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other remedy to which they may be entitled at law or in equity.

7.14     RIGHTS OF SET-OFF AND COUNTERCLAIM
         ----------------------------------

         All payments to be made by one party to another under this Agreement or any other agreement contemplated herein to be executed by the parties may be made subject to a right of set-off or counterclaim for any amounts owing by the other party to such party under this Agreement or any other such agreement.

         IN WITNESS whereof the parties to this Agreement have executed this Agreement by their duly authorized officers in that behalf, as of the date first written above.

                                             NORANDA INC.

                                             By:  _____________________________

                                             Name:  ___________________________

                                             Title:  __________________________

                                             CORPORACION NACIONAL DEL
                                             COBRE DE CHILE

                                             By:  _____________________________

                                             Name:  ___________________________

                                             Title:  __________________________